June 24, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EchoStar Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 20, 2013

File No. 1-33807

Dear Mr. Spirgel:

This letter is in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 10, 2013 (the “Comment Letter”), regarding the Form 10-K of EchoStar Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “Form 10-K”).  We appreciate the Staff’s review of the Form 10-K.  For the Staff’s convenience, we have included the Staff’s comments below.  The Company’s responses are set forth in italicized type and correspond to the numbered comments contained in the Comment Letter.  The Company’s responses are set forth below in italicized type.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Comment 1.                            We note that your segment information on page F-48 discloses the company manages and evaluates its operations in three major reportable segments: EchoStar Technologies; Hughes; EchoStar Satellite Services, based on revenue and costs that are directly attributable to the operating segments, resulting in segment operating income.  Please revise your discussion of Results of Operations to address your reportable segment profitability measure, including directly attributable operating costs, consistent with those disclosed in your ASC 280 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).  Please provide us with your proposed disclosures.

Response 1.                               We propose to revise the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Form 10-K to include a discussion of our reportable segment profitability measure that is regularly reported to our chief operating decision maker, which is earnings before interest, taxes, depreciation, and amortization (“EBITDA”), including directly attributable operating costs, consistent with the discussion in the Company’s ASC 280 segment information contained in Note 17 to our Consolidated Financial Statements beginning on page F-48 of the Form 10-K.  Specifically, the Company has included additional disclosures related to segment EBITDA, Equipment revenue-DISH Network, Equipment revenue-other, Services and other revenue —other, Cost of sales-equipment, Cost of sales-services and other, and Depreciation and amortization, as applicable.  Please see the proposed disclosures attached hereto as Attachment 1 “Revised Results of Operations”.  The proposed disclosures include the entirety of the Results of Operations for the year ended December 31, 2012 compared to the year ended December 31, 2011, including disclosures that have not been revised.

In future filings, we will expand the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to include similar disclosures related to our reportable segment profitability measure and other disclosures that management considers significant in the evaluation of segment profitability.

Comment 2.                            Please consider expanding and revising your discussion under results of operations for all periods to provide more robust explanations for the changes in line items within your statements of income by quantifying decreases and increases and addressing the underlying reasons for changes.

a.              For example, in the Equipment revenue — DISH Network section, you only generically refer to decreases in set top box sales and a decline in the average per unit (ARPU).  You should separately quantify both the decrease in the number of set top boxes and accessories and decline in ARPU compared to the prior year.  Furthermore, please explain what you mean by a “change in product mix and continued manufacturing efficiencies.”

b.              In light of successive double digit percentage decreases in Equipment revenue — DISH Network, please also disclose any known trends or uncertainties you reasonably expect will have material impact on revenues.

c.               In other sections, for example, separately discuss and quantify the increases in sales of broadband equipment and networks attributable to the Hughes segment.

d.              Another example, in the Realized gains on marketable investment securities and other investments section, please provide a better description of the marketable investment securities and other investments sold and the reasons they yielded higher gains.

e.               Additionally clearly explain, and quantify if material, the underlying factors that contributed to the fluctuation in your effective tax rate including changes to your valuation allowance for deferred taxes that were capital in nature.  We note your valuation allowance as disclosed on page F-32 actually increased by about $33.5 million to $69.2 million during 2012, while your tax rate reconciliation table on page F-31 indicates a rate decrease of 39%.

Please provide us with your proposed disclosures.

Response 2.                               We propose to revise the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Form 10-K to expand the discussion of the explanations of the changes in line items within the

Company’s statements of income by quantifying decreases and increases and addressing the underlying reasons for changes.  Among other things, the Company has addressed the following:

a.              Our EchoStar Technologies segment sells a variety of types of set-top boxes with different price points depending on the capabilities and functionalities of the set-top box.  The number of set-top boxes sold at each of the price points fluctuates period over period depending upon the demand from DISH Network and their subscriber product preferences.  The “change in product mix and continued manufacturing efficiencies” is meant to describe the change in the proportion of high versus low priced products that are sold in a particular period compared to the prior period.  In addition, the total number of set-top boxes sold to DISH Network also fluctuates period over period as DISH Network performs ongoing management of their inventory levels of the various types of set-top boxes.  These fluctuations in product price point and total number of set-top boxes purchased do not follow any particular pattern and can cause the average revenue per unit (“ARPU”) as well as the quantity of the set-top boxes we sell to DISH Network to vary period over period.  One factor contributing to such unpredictability includes the life cycle of new set-top box models that are introduced, which tend to have higher prices and sales volumes immediately after introduction that generally decrease over time.  As such, management does not believe that quantifying the increase or decrease in the number of set-top boxes and accessories sold to DISH Network or the ARPU associated with those units would be meaningful to an investor or assist an investor in understanding the changes in Equipment revenue — DISH Network compared to prior periods.

The equipment revenue we receive from DISH Network is directly tied to our manufacturing costs for the products we sell to DISH Network.  Pursuant to the terms of our Receiver Agreement with DISH Network, we sell digital set-top boxes, related accessories and other equipment either: (i) at a cost plus a dollar mark-up which will depend upon the cost of the product subject to a collar on our mark-up; or (ii) at cost plus a fixed margin, which will depend on the nature of the equipment purchased. Accordingly, as our costs of acquiring and manufacturing equipment declines, our revenue from the sale of the related equipment declines.  Based on our experience, we expect our cost of manufacturing a specific set top box model to decline over time as our contract manufacturer generates efficiencies with scale of production and engineering cost reductions.

We have revised the Equipment revenue — DISH Network section of our Results of Operations to provide additional disclosure regarding the relevant factors underlying the decrease in revenue for the year ended December 31, 2012 compared to the year ended December 31, 2011.  Please see the proposed disclosures attached hereto as Attachment 1 Revised Results of Operations.  The proposed disclosures include the entirety of the Results of Operations for the year ended December 31, 2012 compared to the year ended December 31, 2011, including disclosures that have not been revised.  In future filings, we will continue to include similar types of disclosures to provide a more detailed description of the variances in Equipment revenue-DISH Network.

b.              Historically, in the period immediately following the introduction of new set-top box models we experience a higher volume of purchases in the early stages of product life as DISH Network builds inventory of the new product.  These sales volumes plateau and sometimes decline over time as DISH Network builds an inventory of these new models that is sufficient to service the demand for the product.  The pay-TV industry in which DISH Network operates has experienced increased demand for whole-home DVRs.  In response to this demand, our new generation of set top boxes, introduced in early 2012, includes a combination of a higher priced whole-home DVR with enhanced functionality that serves as a gateway and smaller, lower-priced set-top boxes that work with the whole-home DVR to provide increased functionality to multiple boxes within the home.  The combination of the whole-home DVR and two or more of the lower priced set-top boxes tends to lower the overall cost for a given household with multiple televisions.  As a result, because of the structure of our Receiver Agreement with DISH Network, as described above, the combination of the whole-home DVR and two or more of the lower-priced set-top boxes yields lower total revenue than a combination of the same number of some of our predecessor products.

c.               In the “Equipment revenue — DISH Network” and “Equipment revenue — other” sections in the proposed disclosures, we have separately discussed and quantified the changes in sales of broadband equipment and networks that are attributable to our Hughes segment.  The increase in “Equipment revenue — other” attributable to our Hughes segment for the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to partial-year revenue earned in 2011 compared to full-year revenue earned in 2012 as the acquisition of Hughes Communications, Inc. which added our Hughes segment, was not completed until June 2011.  The Company expects the percentage of increase in “Equipment revenue — other” related to our Hughes segment in future periods to be lower as the period over period results become more comparable.

d.              We have proposed additional disclosures regarding the marketable investment securities and other investments sold and have quantified the portion of “Realized gains on marketable securities and other investments” attributable to the sale of strategic investments.

e.               In the “Income tax benefit (provision), net” section of the proposed disclosures, we have provided additional details regarding the changes in our valuation allowance for deferred tax assets that are capital in nature, which is the underlying factor that contributed to the fluctuation in the Company’s effective tax rate.  We have quantified these amounts in the proposed revised disclosures.

Please see the proposed disclosures attached hereto as Attachment 1 “Revised Results of Operations”.  The proposed disclosures include the entirety of the Results of Operations for the year ended December 31, 2012 compared to the year ended December 31, 2011, including disclosures that have not been revised.   In future filings, we will continue to focus on providing more robust explanations for the changes in the line items within the Company’s statements of income by quantifying decreases and increases and by addressing the underlying reasons for such changes.

Note 10. Debt and Capital Lease Obligations, Page 26

Comment 3.                            We note that your senior notes are approximately 30% of total liabilities and shareholders’ equity.  Please disclose any significant financial debt covenants related to the senior notes and discuss the extent of headroom in the financial covenants of your senior notes in more detail by identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant.  In addition, discuss the reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity.  We note your disclosures on pages 26, 60, F-9, and F-27.  Please provide us with your proposed disclosures.

Response 3.                               We propose to revise Note 10, Debt and Capital Lease Obligations, to our consolidated financial statements to specify the significant financial debt covenants related to the Company’s senior notes.  Please see the proposed disclosures, attached hereto as Attachment 2 “Revised Note 10. Debt and Capital Lease Obligations” to be contained in future filings.  We respectfully advise the Staff that management believes that Hughes Satellite Systems Corporation, the Company’s wholly-owned subsidiary that was the issuer of the senior notes (“HSS”) and relevant subsidiaries of HSS, were in compliance with the financial covenants related to the senior notes as of December 31, 2012; therefore, management did not believe that these covenants would materially impact the Company’s operations, financial condition or liquidity as of December 31, 2012.  In addition, as each of the significant financial covenants related to the senior notes is an incurrence covenant and not a maintenance covenant, the Company believes that the risk of non-compliance with these covenants by HSS or its relevant subsidiaries is low.  We will continue to monitor the compliance with these financial covenants and if, in the future, the Company believes it is reasonably likely that the HSS and its relevant subsidiaries will not meet one of these financial covenants or that that any of these financial covenants may materially impact our financial condition or liquidity, we will include appropriate disclosures in our future filings, including any required and actual levels and ratios corresponding to each covenant as requested above.

*    *    *    *     *

In connection with our response to the above comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 706-4790 or Cleo V. Belmonte at (301) 428-2825 should you or your staff have any questions about the foregoing or would like to further discuss any of the matters referred to in this letter.

Sincerely,

/s/ David J. Rayner
David J. Rayner
Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Robert S. Littlepage
(Securities and Exchange Commission)

ATTACHMENT 1

Revised Results of Operations

For the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Equipment revenue — DISH Network.  “Equipment revenue — DISH Network” totaled $1.029 billion for the year ended December 31, 2012, a decrease of $130 million or 11.2% compared to the same period in 2011.

Equipment revenue — DISH Network from our EchoStar Technologies segment for the year ended December 31, 2012 decreased by $153 million, or 13.2%, to $1.005 billion compared to the same period in 2011.  Our EchoStar Technologies segment offers multiple set-top boxes with different price points depending on their capabilities and functionalities.  The revenues and associated margins we earn on sales are determined largely through periodic negotiations that could result in pricing reflecting, among other things, the set-top boxes and other equipment that meet our customers’ current sales and marketing priorities, the product and service alternatives available from other equipment suppliers, and our ability to respond to customer requirements and to differentiate ourselves from other equipment suppliers on bases other than pricing.  Recently, our product offerings have been designed around a whole home HD DVR, which supports one or more lower cost receiver units. Revenues derived from products containing new technologies and features typically have higher initial selling prices, which reduce over time as demand decreases or as DISH Network’s demand for new or refurbished units changes.  The decrease in our equipment revenue from DISH Network was driven primarily by lower sales of set top-box models with higher pricing in 2012, which was partially offset by the increase in sales of set top-box models with lower pricing in 2012.

Under the terms of our receiver agreement with DISH Network, we sell digital set-top boxes, related accessories and other equipment to DISH Network either: (i) at a cost plus a dollar mark-up, which will depend upon the cost of the product, subject to a collar on our mark-up; or (ii) at cost plus a fixed margin, which will depend on the nature of the equipment purchased. Accordingly, as our costs of acquiring and manufacturing equipment declines, our revenue from the sale of the related equipment declines. Based on our experience, we expect our cost of manufacturing a specific set-top box model to decline over time as our contract manufacturers generate efficiencies with scale of production and engineering cost reductions. In addition, our equipment revenue from DISH Network depends on the timing of orders for set-top boxes and accessories from DISH Network based on its actual and projected subscriber growth plans.

Equipment revenue — DISH Network from our Hughes segment for the year ended December 31, 2012 increased by $23 million to $24 million compared to the same period in 2011.  The increase was due to the commencement of broadband equipment sales to DISH Network in 2012 related to our wholesale subscriber arrangement with DISH Network.

Equipment revenue — other.  “Equipment revenue — other” totaled $621 million for the year ended December 31, 2012, an increase of $108 million or 21.0% compared to the same period in 2011.

Equipment revenue — Other from our EchoStar Technologies segment for the year ended December 31, 2012 increased by $14 million, or 3.9%, to $366 million compared to the same period in 2011.  The increase was primarily due to higher sales of $16 million of set-top boxes and related accessories sold to our international customers.

Equipment revenue —Other from our Hughes segment, related to the sale of broadband equipment and networks, for the year ended December 31, 2012 increased by $95 million, or 59.2%, to $256 million compared to the same period in 2011.  The increase was due to a partial-year revenue earned in 2011 compared to a full-year revenue earned 2012 as the acquisition of Hughes Communication, Inc. (the “Hughes Acquisition”) was not completed until June 2011.

Services and other revenue — other.  “Services and other revenue — other” totaled $956 million for the year ended December 31, 2012, an increase of $363 million, or 61.3%, compared to the same period in 2011.

Service and other revenue — other from our Hughes segment for the year ended December 31, 2012 increased by $355 million, or 69.2%, to $869 million compared to the same period in 2011.  The increase was due to a partial-year revenue earned in 2011 compared to a full-year revenue earned 2012 as the Hughes Acquisition was not completed until June 2011.

Service and other — other revenue from our EchoStar Satellite Services segment for the year ended December 31, 2012 increased by $15 million, or 23.3%, to $77 million compared to the same period in 2011.  The increase was mainly due to higher transponder services of $11 million provided in 2012 compared to 2011.

Cost of sales — equipment.  “Cost of sales — equipment” totaled $1.398 billion for the year ended December 31, 2012, a decrease of $17 million, or 1.2%, compared to the same period in 2011. The decrease was attributable to lower equipment cost of $121 million, primarily corresponding to the decrease in sales of set-top boxes and related accessories sold to DISH Network, incurred by our EchoStar Technologies segment.  The decrease in “Cost of sales — equipment” was partially offset by the increase in equipment cost of $104 million incurred by our Hughes segment in 2012 compared to 2011, as we did not complete the Hughes Acquisition until June 2011.

Cost of sales — services and other.  “Cost of sales — services and other” totaled $692 million for the year ended December 31, 2012, an increase of $199 million, or 40.4%, compared to the same period in 2011.  The increase was primarily attributable to higher cost of sales of: (i) $186 million incurred by our Hughes segment, as we did not complete the Hughes Acquisition until June 2011 and (ii) $19 million incurred by to our EchoStar Technologies segment as a result of higher support costs related to engineering services provided in 2012 compared to 2011. The increase in “cost of sales — services and other” was partially offset by lower cost of sales incurred by our EchoStar Satellite Services segment of $13 million relating to the termination of our satellite lease contract on EchoStar I with DISH Network, effective July 2012.

Selling, general and administrative expenses.  “Selling, general and administrative expenses” totaled $373 million for the year ended December 31, 2012, an increase of $69 million, or 22.9%, compared to the same period in 2011.  The increase primarily related to higher marketing and advertising expenses and other general and administrative expenses of $72 million incurred by our Hughes segment.  “Selling, general and administrative expenses” represented 11.9% and 11.0% of total revenue for the years ended December 31, 2012 and 2011, respectively.  The increase in the expense to revenue ratio principally resulted from an increase in revenue and expenses from our Hughes segment, which was acquired in connection with the Hughes Acquisition in June 2011.

Depreciation and amortization.  “Depreciation and amortization” expense totaled $457 million for the year ended December 31, 2012, an increase of $71 million, or 18.5%, compared to the same period in 2011.  The increase was primarily related to higher amortization and depreciation expense of: (i) $67 million from our Hughes segment as we did not complete the Hughes Acquisition until June 2011 and (ii) $19 million from our EchoStar Satellite Services segment, primarily related to the depreciation of satellites that were accounted for as capital leases, partially offset by a reduction in depreciation associated with an asset that was fully depreciated in 2011. The increase was partially offset by lower amortization and depreciation expense of $12 million from our EchoStar Technologies segment, primarily relating to the retirement of certain assets.

Impairments of assets.  “Impairments of assets” totaled $32.8 million for the year ended December 31, 2012, a decrease of $0.2 million, or 0.6%, compared to the same period in 2011.  Our 2012 impairments relate to certain contract rights associated with the Hughes Acquisition that were determined to have a lower probability of being realized than was assumed in prior estimates, goodwill associated with the EchoStar Technologies segment, and certain of our regulatory authorizations.  Our 2011 impairment was related to the impairment of our CMBStar satellite.  See Note 8 or Note 9 for the impairment recorded in 2012 and 2011, respectively, in the Notes to our Consolidated Financial Statements in Item 15 of this report for further discussion.

Interest expense, net of amounts capitalized.  “Interest expense, net of amounts capitalized” totaled $153 million for the year ended December 31, 2012, an increase of $70 million, or 85.3%, compared to the same period in 2011. The increase was primarily related to higher interest expense of: (i) $58 million incurred on the Notes and (ii) $11 million incurred on our capital lease obligations.

Realized gains on marketable investment securities and other investments.  “Realized gains on marketable investment securities and other investments” totaled $178 million for the year ended December 31, 2012, an increase of $164 million compared to the same period in 2011.  The increase primarily related to higher gains of $159 million recognized on sales of certain of our strategic investments in public companies.

Other, net.  “Other, net” totaled $60 million for the year ended December 31, 2012, an increase of $84 million compared to the same period in 2011.  The increase was primarily related to dividends received of $46 million from a special dividend declared by one of our strategic investments in 2012 and transaction costs of $35 million incurred in 2011 related to the Hughes Acquisition.

Earnings before interest, taxes, depreciation and amortization.  Total EBITDA for the year ended December 31, 2012 was $794 million, an increase of $311 million, or 64.4%, compared to the same period in 2011.  The increase was primarily due to higher gains of $164 million recognized on sales of our strategic marketable investment securities, a dividend of $46 million received from one of our strategic investments, and transaction costs of $35 million incurred in 2011 relating to the Hughes Acquisition.  The following table reconciles EBITDA to the accompanying consolidated financial statements.

	For the Years Ended
	December 31,		Variance
	2012	2011	Amount	%
	(In thousands)
EBITDA	$793,898	$482,806	$311,092	64.4
Interest expense, net	(141,853)	(71,772)	(70,081)	97.6
Income tax benefit (provision), net	16,329	(21,501)	37,830	*
Depreciation and amortization	(457,326)	(385,894)	(71,432)	18.5
Net income attributable to EchoStar	$211,048	$3,639	$207,409	*

* Percentage is not meaningful.

EBITDA for our EchoStar Technologies segment for the year ended December 31, 2012 was $111 million, a decrease of $34 million, or 23.4%, compared to the same period in 2011.  The decrease in EBITDA for our EchoStar Technologies segment was primarily driven by lower equipment revenue earned from the sales of set-top boxes and related accessories, higher research and development cost and impairment of goodwill.

EBITDA for our Hughes segment for the year ended December 31, 2012 was $266 million, an increase of $99 million, or 59.0%, compared to the same period in 2011.  The increase was primarily due to the timing of the completion of the Hughes Acquisition.

EBITDA for our EchoStar Satellite Services segment for the year ended December 31, 2012 was $213 million, an increase of $15 million, or 7.4%, compared to the same period in 2011.  The increase in EBITDA for our EchoStar Satellite Services segment was primarily due to lower cost of sales of $13 million relating to the termination of our satellite lease contract with DISH Network on EchoStar I, effective July 2012.

Income tax benefit (provision), net.  Our income tax benefit totaled approximately $16 million for the year ended December 31, 2012 compared to an income tax provision of $22 million for the same period in 2011. Our effective income tax rate was (8.4%) for the year ended December 31, 2012 versus 83.4% for the same period in 2011.

Our effective tax rates for the years ended December 31, 2012 and 2011 were significantly impacted by changes in our valuation allowance for deferred tax assets that are capital in nature.  Due to the  five-year expiration period of capital loss carry-forwards and the uncertainty of forecasted capital gains, we have established a full valuation allowance against our existing capital loss carry-forwards and other deferred tax assets that are capital in nature.  For the years ended December 31, 2012 and 2011, we recorded a tax benefit of $76 million and tax expense of $13 million, respectively, for changes in our valuation allowance for deferred tax assets that are capital in nature.

ATTACHMENT 2

Revised Note 10.  Debt and Capital Lease Obligations

6 1/2% Senior Secured Notes due 2019

On June 1, 2011, Hughes Satellite Systems Corporation (“HSS”), our wholly-owned subsidiary issued $1.1 billion aggregate principal amount of its 6 1/2% Senior Secured Notes (the “Senior Secured Notes”) at an issue price of 100.0%, pursuant to a Secured Indenture dated June 1, 2011 (the “Secured Indenture”).  The Senior Secured Notes mature on June 15, 2019.  Interest accrues at an annual rate of 6 1/2% and is payable semi-annually in cash, in arrears on June 15 and December 15 of each year.

The Senior Secured Notes are redeemable, in whole or in part, at any time at a redemption price equal to 100.0% of the principal amount thereof plus a “make-whole” premium, as defined in the Secured Indenture, together with accrued and unpaid interest, if any, to the date of redemption.  Prior to June 15, 2014, HSS may also redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a redemption price equal to 106.5% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds from certain equity offerings or capital contributions.  In addition, prior to June 15, 2015, HSS may redeem up to 10% of the outstanding Senior Secured Notes per year at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption.

The Senior Secured Notes are:

•      general secured obligations of HSS;

•      secured by a first priority security interest in substantially all of the assets of HSS and certain of its subsidiaries, subject to certain exceptions and Permitted Liens (as defined in the Secured Indenture);

•      effectively junior to HSS’s obligations that are secured by assets that are not part of the Collateral (as defined in the Secured Indenture) that is securing the Senior Secured Notes, in each case to the extent of the value of the Collateral securing such obligations;

•      effectively senior to HSS’s existing and future unsecured obligations to the extent of the value of the Collateral securing the Senior Secured Notes, after giving effect to Permitted Liens;

•      senior in right of payment to all existing and future obligations of HSS that are expressly subordinated to the Senior Secured Notes;

•      structurally junior to any existing and future obligations of any non-Guarantor Subsidiaries (as defined in the Secured Indenture); and

•      unconditionally guaranteed, jointly and severally, on a general senior secured basis by each Guarantor (as defined in the Secured Indenture).

Subject to certain exceptions, the Secured Indenture contains restrictive covenants that, among other things, impose limitations on the ability of HSS and, in certain instances, the ability of its Restricted Subsidiaries (as defined in the Secured Indenture), to:

•      pay dividends or make distributions on HSS’s capital stock or repurchase HSS’s capital stock, make certain investments or make other Restricted Payments (as defined in the Secured Indenture);

•      incur additional debt;

•      create liens or enter into sale and leaseback transactions;

•      merge or consolidate with another company;

•      transfer and sell assets;

•      enter into transactions with affiliates; and

•      allow to exist certain restrictions on the ability of certain subsidiaries of HSS to pay dividends, make distributions, make other payments, or transfer assets to us.

In the event of a change of control, as defined in the Secured Indenture, HSS would be required to make an offer to repurchase all or any part of a holder’s Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase.

As discussed above, HSS and certain of its subsidiaries have granted a first priority security interest in substantially all of their assets, subject to certain exceptions and permitted liens, in connection with HSS’s issuance of $1.1 billion aggregate principal amount of its Senior Secured Notes.

7 5/8% Senior Notes due 2021

On June 1, 2011, HSS issued $900 million aggregate principal amount of its 7 5/8% Senior Notes (the “Senior Notes”) at an issue price of 100.0%, pursuant to an Unsecured Indenture dated June 1, 2011 (the “Unsecured Indenture”).  The Senior Notes mature on June 15, 2021.  Interest accrues at an annual rate of 7 5/8% and is payable semi-annually in cash, in arrears on June 15 and December 15 of each year.

The Senior Notes are redeemable, in whole or in part, at any time at a redemption price equal to 100.0% of the principal amount plus a “make-whole” premium, as defined in the Unsecured Indenture, together with accrued and unpaid interest, if any, to the date of redemption.  Prior to June 15, 2014, HSS may also redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price equal to 107.625% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds from certain equity offerings or capital contributions.

The Senior Notes are:

•      general unsecured obligations of HSS;

•  effectively junior to HSS’s obligations that are secured to the extent of the value of the collateral securing such obligations;

•      senior in right of payment to all existing and future obligations of HSS that are expressly subordinated to the Senior Notes;

•      structurally junior to any existing and future obligations of any non-Guarantor Subsidiaries (as defined in the Unsecured Indenture); and

•      unconditionally guaranteed, jointly and severally, on a general senior basis by each Guarantor (as defined in the Unsecured Indenture).

Subject to certain exceptions, the Unsecured Indenture contains restrictive covenants that, among other things, impose limitations on the ability of HSS and, in certain instances, the ability of its Restricted Subsidiaries (as defined in the Unsecured Indenture), to:

•      pay dividends or make distributions on HSS’s capital stock or repurchase HSS’s capital stock, make certain investments or make other Restricted Payments (as defined in the Unsecured Indenture);

•      incur additional debt;

•      create liens or enter into sale and leaseback transactions;

•      merge or consolidate with another company;

•      transfer and sell assets;

•      enter into transactions with affiliates; and

•      allow to exist certain restrictions on the ability of certain subsidiaries to pay dividends, make distributions, make other payments, or transfer assets to us.

In the event of a change of control, as defined in the Unsecured Indenture, HSS would be required to make an offer to repurchase all or any part of a holder’s Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase.

As discussed above, subject to certain exceptions, the Secured Indenture and the Unsecured Indenture contain restrictive covenants that, among other things, impose limitations on the ability of HSS and, in certain instances, the ability of its Restricted Subsidiaries to make Restricted Payments, incur additional debt and create liens.  In connection with these restrictive covenants, subject to certain exceptions and other requirements set forth in the Secured Indenture and the Unsecured Indenture, (i) HSS or any of its Restricted Subsidiaries may not make a Restricted Payment or incur additional debt unless the “Indebtedness to Cash Flow Ratio” of HSS (as defined in the Secured Indenture and the Unsecured Indenture) would not exceed a specified level; and (ii) HSS or any of its Restricted Subsidiaries may not create liens to secure any debt if such liens, together with the liens securing the Senior Secured Notes, would exceed the “Maximum Secured Amount” (as defined in the Secured Indenture and the Unsecured Indenture).  As each of these financial covenants is an incurrence covenant and not a maintenance covenant, the Company believes that the risk of non-compliance with such covenants by HSS is low.  Management believes that HSS was in compliance with all of its debt covenants as of December 31, 2012.